UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LM Funding America, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

502074 107

(CUSIP Number)

Bruce M. Rodgers

302 Knights Run Avenue, Suite 1000

Tampa, Florida 33602

(813) 222-8996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

13D

CUSIP No: 502074 107	Page 2 of 9 Pages

1	Names of reporting persons Bruce M. Rodgers
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,367,840(a)
	9	Sole dispositive power None
	10	Shared dispositive power 2,367,840(a)
11	Aggregate amount beneficially owned by each reporting person 2,367,840(a)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 68.95%
14	Type of reporting person IN

(a)	Includes 2,323,664 shares beneficially owned by CGR63, LLC and 44,176 shares beneficially owned by BRR Holding, LLC, of which 132,420 shares in the case of CGR63, LLC and 1,500 shares in the case of BRR Holding, LLC are issuable upon the exercise of warrants to purchase shares of common stock. Bruce M. Rodgers, Carollinn Gould and their family, including trusts or custodial accounts of minor children of each of Mr. Rodgers and Ms. Gould, own 100% of the outstanding membership interests of CGR63, LLC and 100% of the outstanding membership interests of BRR Holding, LLC, and therefore Mr. Rodgers may be deemed to have shared voting and investment power for all 2,367,840 shares owned by CGR63, LLC and BRR Holding, LLC.

13D

CUSIP No. 502074 107	Page 3 of 9 Pages

1	Names of reporting persons Carollinn Gould
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,367,840(b)
	9	Sole dispositive power None
	10	Shared dispositive power 2,367,840(b)
11	Aggregate amount beneficially owned by each reporting person 2,367,840(b)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 68.95%
14	Type of reporting person IN

(b)	Includes 2,323,664 shares beneficially owned by CGR63, LLC and 44,176 shares beneficially owned by BRR Holding, LLC, of which 132,420 shares in the case of CGR63, LLC and 1,500 shares in the case of BRR Holding, LLC are issuable upon the exercise of warrants to purchase shares of common stock. Bruce M. Rodgers, Carollinn Gould and their family, including trusts or custodial accounts of minor children of each of Mr. Rodgers and Ms. Gould, own 100% of the outstanding membership interests of CGR63, LLC and 100% of the outstanding membership interests of BRR Holding, LLC, and therefore Ms. Gould may be deemed to have shared voting and investment power for all 2,367,840 shares owned by CGR63, LLC and BRR Holding, LLC.

13D

CUSIP No. 502074 107	Page 4 of 9 Pages

1	Names of reporting persons CGR63, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 2,323,664(c)
	9	Sole dispositive power None
	10	Shared dispositive power 2,323,664(c)
11	Aggregate amount beneficially owned by each reporting person 2,323,664(c)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 67.70%
14	Type of reporting person OO

(c)	Includes 132,420 shares issuable upon the exercise of warrants to purchase shares of common stock owned by CGR63, LLC.

13D

CUSIP No. 502074 107	Page 5 of 9 Pages

1	Names of reporting persons BRR Holding, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 44,176(d)
	9	Sole dispositive power None
	10	Shared dispositive power 44,176(d)
11	Aggregate amount beneficially owned by each reporting person 44,176(d)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.34%
14	Type of reporting person OO

(d)	Includes 1,500 shares issuable upon the exercise of warrants to purchase shares of common stock owned by BRR Holding, LLC.

13D

CUSIP No: 502074 107	Page 6 of 9 Pages

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.001 per share (“Common Stock”), of LM Funding America, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 302 Knights Run Avenue, Suite 1000, Tampa, Florida 33602.

Item 2. Identity and Background.

This Schedule 13D is being filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) CGR63, LLC, a Florida limited liability company (“CGR63”), and BRR Holding, LLC, a Florida limited liability company (“BRR,” together with CGR63, the “Entities”), by virtue of their direct and beneficial ownership of the Issuer’s Common Stock and (ii) Bruce M. Rodgers (“Rodgers”) and Carollinn Gould (“Gould,” together with Rodgers, the “Owners”) by virtue of their ownership and control of the Entities. The Owners and their family, including trusts or custodial accounts of minor children of each of the Owners, own 100% of the outstanding membership interests of CGR63 and 100% of the outstanding membership interests of BRR, and therefore may be deemed to beneficially own all the shares of Common Stock beneficially owned by each of CGR63 and BRR. The Entities and the Owners are collectively the “Reporting Persons” and individually a “Reporting Person.” The Joint Filing Agreement, dated October 26, 2015, by and among the Reporting Persons, is attached as Exhibit 99.1 to this Schedule 13D.

Gould is the manager of each of the Entities and the Entities do not conduct any operations other than in connection with their holdings of the Common Stock. The address of the principal executive offices of CGR63 is 301 W. Platt St., #375, Tampa, Florida 33606. The address of the principal executive offices of BRR is 302 Knights Run Avenue, Suite 1000, Tampa, Florida 33602. The Entities are each limited liability companies formed and existing under the laws of the state of Florida.

Rodgers is an individual who is a citizen of the United States and is the Chairman and Chief Executive Officer of the Issuer. The principal business address of Rodgers is c/o LM Funding America, Inc., 302 Knights Run Avenue, Suite 1000, Tampa, Florida 33602.

Gould is an individual who is a citizen of the United States and is the Vice President—General Manager and a director of the Issuer, as well as the general manager of Business Law Group, P.A. The principal business address of Gould is c/o LM Funding America, Inc., 302 Knights Run Avenue, Suite 1000, Tampa, Florida 33602.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the initial public offering of units of the Issuer, with each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock (the “Units”), CGR63 and BRR contributed 100% of the membership interests of LM Funding, LLC, a Florida limited liability company (“LMF”), to the Issuer in accordance with the terms of the Contribution Agreement, dated as of October 21, 2015, by and among CGR63, BRR and the Issuer (the “Contribution Agreement”), and in exchange CGR63 received 2,058,824 shares of Common Stock and BRR received 41,176 shares of Common Stock (the “Corporate Reorganization”).

13D

CUSIP No. 502074 107	Page 7 of 9 Pages

In addition, in connection with the initial public offering of Units of the Issuer, CGR63 purchased 132,420 Units for a purchase price of $1,324,200 and BRR purchased 1,500 Units for a purchase price of $15,000. The Units of CGR63 and BRR were acquired with personal funds.

Item 4. Purpose of Transaction.

On October 21, 2015, the Issuer entered into the Contribution Agreement with CGR63 and BRR, the sole members of LMF, to effect the Corporate Reorganization. The shares of Common Stock held by CGR63 and BRR were acquired pursuant to the Corporate Reorganization. The shares of Common Stock beneficially owned by the Reporting Persons were acquired, and are held, for investment purposes.

The Reporting Persons, directly or indirectly, may acquire Units or shares of Common Stock from time to time in open market or private transactions, depending on various factors. The Reporting Persons, directly or indirectly, may also choose to dispose of some or all of their respective beneficial holdings of Common Stock.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 3,300,000 shares of Common Stock outstanding as of October 26, 2015, as reported by the Issuer’s transfer agent.

(a) CGR63 directly owns 2,191,244 shares of Common Stock, and BRR directly owns 42,676 shares of Common Stock. CGR63 beneficially owns 132,420 shares of Common Stock issuable upon exercise of warrants and BRR beneficially owns 1,500 shares of Common Stock issuable upon exercise of warrants. The Common Stock beneficially owned by CGR63 and BRR represents 68.95% of the total number of shares of Common Stock outstanding. The Owners and their family, including trusts or custodial accounts of minor children of each of the Owners, own 100% of the outstanding membership interests of CGR63 and 100% of the outstanding membership interests of BRR, and therefore may be deemed to beneficially own all the shares of Common Stock held of record by each of CGR63 and BRR. Gould is the manager of each of CGR63 and BRR.

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d) under the Exchange Act, and the group may be deemed, collectively, to beneficially own all the shares of Common Stock beneficially owned by each of CGR63 and BRR. To the best of the Reporting Persons’ knowledge, as of the date hereof, the group may be deemed to beneficially own an aggregate of 2,367,840 shares of Common Stock, or 68.95% of the Issuer’s outstanding shares of Common Stock.

(b) The Reporting Persons have and will have the shared power to vote and dispose of the shares of Common Stock that they beneficially own, by virtue of the relationships described above.

(c) Other than as described above in connection with the Corporate Reorganization and with the purchases of Units by the Reporting Persons in connection with the Issuer’s initial public offering, to the best knowledge of the Reporting Persons, none of the Reporting Persons has effected a transaction in shares of Common Stock during the past 60 days.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ shares of Common Stock.

(e) Not applicable.

13D

CUSIP No. 502074 107	Page 8 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The shares of Common Stock beneficially owned by CGR63 and BRR were issued to CGR63 and BRR under the Contribution Agreement described in Items 3 and 4 above and in connection with the Issuer’s initial public offering of Units.

Each of the Reporting Persons has entered into a Lock-Up Agreement with the Issuer and has agreed not to sell or otherwise dispose of any shares of Common Stock or any securities directly or indirectly convertible into or exercisable or exchangeable for shares of Common Stock for a period of 180 days after the date of the closing of the initial public offering of the Issuer.

The summary of the Contribution Agreement set forth in Items 3 and 4 is incorporated herein by reference. Each of the foregoing summaries of the Contribution Agreement and the Lock-Up Agreements is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Contribution Agreement, which is set forth in Exhibit 99.2, and incorporated into this Item 6 by reference, and by the form of Lock-Up Agreement, which is set forth in Exhibit 99.3, and incorporated into this Item 6 by reference.

Other than as described above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

EXHIBIT	DOCUMENT

99.1	Joint Filing Agreement dated October 26, 2015 among the Reporting Persons.

99.2	Contribution Agreement, dated as of October 21, 2015, by and among CGR63, BRR and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 23, 2015).

99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on July 25, 2015). (Reg. No. 333-205232)

13D

CUSIP No. 502074 107	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 26, 2015	/s/ Bruce M. Rodgers
Bruce M. Rodgers

Date:	October 26, 2015	/s/ Carollinn Gould
Carollinn Gould

Date:	October 26, 2015	CGR63, LLC

		By:	/s/ Carollinn Gould
			Name:	Carollinn Gould
			Title:	Manager

Date:	October 26, 2015	BRR Holding, LLC

		By:	/s/ Carollinn Gould
			Name:	Carollinn Gould
			Title:	Manager